

NO ACT

PO
12-21-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 05 2013

Washington, DC 20549

February 5, 2013

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2013

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2012 and February 4, 2013 concerning the shareholder proposal submitted to Citigroup by Trowel Trades S&P 500 Index Fund; the Firefighters' Pension System of the City of Kansas City, Missouri, Trust; the Miami Firefighters' Relief and Pension Fund; and the City of Philadelphia Public Employees Retirement System. We also have received a letter on the proponents' behalf dated January 10, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

February 5, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

The proposal urges the compensation committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 4, 2013

BY E-MAIL shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Trowel Trades S&P 500 Index Fund, The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, Miami Firefighters' Relief and Pension Fund, and The City of Philadelphia Public Employees Retirement System

Dear Sir or Madam:

I write this letter regarding Citigroup Inc.'s (the "Company") December 21, 2012 no-action request to exclude a stockholder proposal (the "Proposal") submitted by Trowel Trades S&P 500 Index Fund, The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, Miami Firefighters' Relief and Pension Fund, and The City of Philadelphia Public Employees Retirement System (together, the "Proponents") from the Company's proxy materials for its 2013 annual meeting. The Proposal would urge that the Personnel and Compensation Committee (the "Compensation Committee") of the Board of Directors adopt a policy requiring that "all equity compensation plans submitted to the shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance." The Proposal would also urge that this policy "require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules . . . for at least a majority of awards to the named executive officers."[1]

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[1] The Proposal reads in its entirety as follows:

> RESOLVED: Shareholders of Citigroup Inc. (the "Company") urge the Personnel and Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the

The Company submits this letter to update the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission regarding its anticipated plans to submit its own proposal which would conflict with the Proponents' Proposal. This letter also responds to a January 10, 2013 letter from The Marco Consulting Group, submitted on behalf of the Proponents, in which they argue that the Proposal should not be excluded from the Company's proxy materials. The Company continues to believe that the Proposal should be excluded from the Company's proxy materials under Rule 14a-8(i)(3) and Rule 14a-8(i)(9). While the Company believes that its initial no-action request fully addressed all of the Proponents' arguments, the Company submits this letter to respond to certain of the arguments advanced by the Proponent.

The Proposal would conflict with a Company proposal. The Company anticipates that it will submit a proposal to its stockholders that would increase the number of shares of the Company's common stock available to be granted under its 2009 Stock Incentive Plan. The Company's 2011 Executive Performance Plan was approved by the Company's stockholders under Section 162(m) of the Internal Revenue Code ("Section 162(m)") and awards made under that plan may be made in the form of, among other things, equity awards made under the Company's 2009 Stock Incentive Plan. As such, the increase to the shares available for grant under the 2009 Stock Incentive Plan would also increase the shares available to be awarded under the 2011 Executive Performance Plan.[2]

Awards made under the 2011 Executive Performance Plan can only be made on the basis of achieving "performance goals"—selected from a list of stockholder approved performance goals—as established by the Compensation Committee in its discretion for each year. *Citigroup Inc. 2011 Executive Performance Plan*, at § 4.03. Because the Compensation Committee has wide discretion in establishing appropriate "performance goals," a vote for the Company's proposal would represent an implicit endorsement of the Compensation Committee's broad discretion. However, the Proponents' proposal expressly deprives the Compensation Committee of such discretion and would, therefore, directly conflict on a basic feature of an executive compensation plan. Accordingly, the Proposal should be excluded from the

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> awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy would be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

[2] Copies both the 2009 Stock Incentive Plan and the 2011 Executive Performance Plan were attached to the Company's initial no-action request.

Company's proxy materials under Rule 14a-8(i)(9).[3] While the Company has still not yet made it final decision regarding whether it will submit its proposal to amend the 2009 Stock Incentive Plan at its 2013 annual meeting, it expects to make that decision in February and will promptly notify the Staff upon making that determination. The Company notes the Staff has previously concurred that even where a company has not conclusively determined whether it will submit a company proposal at a stockholder meeting, a company may exclude a stockholder proposal in reliance on Rule 14a-8(i)(9) in the event that the company chooses to include its own conflicting proposal in its proxy materials. *See SBC Communications, Inc.* (avail. Jan. 15, 1997).

The Proposal is vague. Despite the Proponents' efforts at clarification, the Company believes that the Proposal remains vague and misleading. For example, the Company is unable to determine how to calculate "a majority of awards to the named executive officers" under the Proposal, because the Proposal also refers to Section 162(m) making it unclear whether it should include awards to the Company's Chief Financial Officer (who is a "named executive officer" under Item 402 of Regulation S-K of the Securities and Exchange Act of 1934 ("Item 402") but is not a "covered employee" under Section 162(m)) when performing this calculation. 17 C.F.R. § 229.402(a)(3) (defining "named executive officers"); 26 U.S.C. § 162(m) and I.R.S. Notice 2007-49 (together, defining "covered employees"). In addition, "covered employees" under Section 162(m) are identified by looking to individuals who meet that section's criteria at *year-end.* 26 U.S.C. § 162(m)(3). Item 402, however, requires disclosure of the compensation of, *inter alia*, any individual serving as, or acting in a capacity similar to, a company's principal executive officer of principal financial officer *at any time during the year.* 17 C.F.R. § 229.402(a)(3). The Proponents assert that the inputs needed to perform the calculation required by the Proposal are clear. *Letter from Proponents*, pg. 5 (Jan. 10, 2013). If the stockholders were asked to vote on the Proposal, however, for the reasons set forth above, they would be voting a proposal that confusingly uses non-coextensive terms interchangeably.

The Proposal is misleading. In the supporting statement that accompanied the Proposal, the Proponents misleadingly implied that the Company's 2009 Stock Incentive Plan is an executive compensation plan approved under Section 162(m). Although the Company explained that the 2009 Stock Incentive Plan is not an executive compensation plan approved under Section 162(m), the Proponents have compounded this confusion by expressly stating that "[i]t would appear that the 2009 Stock Incentive Plan was approved under Section 162(m)." The Proponents also assert that the Company's 2011 Executive Performance Plan "appears to be a cash plan." *Letter from Proponents*, pp. 3-4 (Jan. 10, 2013). The 2009 Stock Incentive Plan is a compensation plan in which all Company employees are generally eligible to participate. It is

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[3] The Proponents argue that the savings language that the Proposal "should be implemented so as not to violate . . . the terms of any compensation or benefit plan currently in effect" precludes exclusion of the Proposal under Rule 14a-8(i)(9) because any compensation plan passed by the Company's stockholders at its 2013 annual meeting would be "in effect" when the Compensation Committee adopts a policy in response to the Proposal. This reasoning would render Rule 14a-8(i)(9) largely a nullity given that a company proposal adopted by the stockholders at an annual meeting would typically be "in effect" at the time the company later adopts a policy in response to stockholder approval of a stockholder proposal.

not an executive compensation plan approved under Section 162(m).[4] Furthermore, the Company's 2011 Executive Performance Plan, which the Company's stockholders have approved under Section 162(m), is not, contrary to the Proponents' contention, solely a cash plan and permits compensation in a range of forms, including equity awards made under the Company's 2009 Stock Incentive Plan. *Citigroup Inc. 2011 Executive Performance Plan*, at § 6.02 (authorizing awards to be made in any form authorized by certain compensation plans, which by reference includes equity awards made under the 2009 Stock Incentive Plan). Accordingly, for the foregoing reasons as well as the additional reasons set forth in the Company's initial no-action request, the Proposal should be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(3).

The Company continues to believe that the Proposal is excludable from its proxy materials for the reasons stated above and set forth in its December 21, 2012 submission. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Trowel Trades S&P 500 Index Fund
The Firefighters' Pension System of the City of Kansas City, Missouri, Trust
Miami Firefighters' Relief and Pension Fund
The City of Philadelphia Public Employees Retirement System

6972613

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4 There are certain references to Section 162(m) in the 2009 Stock Incentive Plan. These references serve, essentially, to ensure that compensation paid under the 2009 Stock Incentive Plan to any "covered employee" within the meaning of Section 162(m) is paid in compliance with that section. They do not transform the 2009 Stock Incentive Plan into an executive compensation plan approved by the Company's stockholders under Section 162(m).

THE MARCO
CONSULTING
GROUP



January 10, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Citigroup Inc. by The Trowel Trades S&P 500 Index Fund, The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund and The City of Philadelphia Public Employees Retirement System

Ladies and Gentlemen:

This letter is submitted on behalf of The Trowel Trades S&P 500 Index Fund, The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund and The City of Philadelphia Public Employees Retirement System ("the Proponents") in response to a December 21, 2012, letter from Citigroup Inc. ("the Company") which seeks to exclude from its proxy materials for its 2013 annual meeting of shareholders the Proponents' precatory shareholder proposal.

That proposal urges the Company's Personnel and Compensation Committee adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance by requiring shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers. This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's letter argues that the Proposal should be excluded because it is (a) misleading and vague and (b) it directly conflicts with one of the Company's own proposals that it is considering submitting at the 2013 annual meeting of shareholders.

The Proponents respectfully submit that the relief sought by the Company should be denied for the following reasons:

A. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires—adoption of a policy that would require at the time shareholders approve Section 162(m) equity compensation plans specification of what awards will result from what performance.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

There is nothing vague or indefinite or misleading about the plain, simple and concise English in the RESOLVED section of the Proposal. It precisely urges that the Personnel and Compensation Committee ("the Committee") adopt a policy:

--"that all equity compensation plans submitted to shareholders for approval under Section 162 (m) of the Internal Revenue Code will specify the awards that will result from performance."

--"The policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards to the named executive officers."

The SUPPORTING STATEMENT goes on to provide examples of how to satisfy this policy:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

The Company's STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL ("the Company's Statement") attempts to muddy up the reasonable and certain requirements of the Proposal by raising a series of peripheral questions. However, as a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Nonetheless, the Proponents will address the peripheral questions raised in pages 2-3 to 2-5 of the Company's Statement to illustrate why they fail to satisfy the test of reasonable certainty. The Company's Statement argues there is uncertainty:

--as to whether compensation awards must be approved by stockholders or merely performance standards? The answer is clear from the RESOLVED section and the examples in the SUPPORTING STATEMENT. Quantifiable performance metrics, numerical formulas and payout schedules are what have to be approved for named executive officers.

--if the provision authorizing the Committee to "adjust the performance standards and resubmit them for shareholder ratification" allows the Committee to adjust for awards already made or does it apply only prospectively? The Proposal is silent on this issue so that means that the Company is free to do either. The key from the Proposal's perspective is that shareholders approve the adjustment.

---as to what are the "quantifiable performance metrics, numerical formulas and payout schedules?" The SUPPORTING STATEMENT makes it clear that "Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate." The key from the Proposal's perspective is that the performance standards specify the awards that will result from performance and that shareholders approve them when voting on the equity compensation plan. It is worth noting that Citigroup's 1995 proxy statement (page 13) contained a cash bonus plan that would satisfy the spirit (i.e., the Proposal only deals with equity awards, not cash, so the payout would have to be equity) of the specific performance standards for equity compensation plans sought in the Proposal: ""Under the Compensation Plan, Mr. Greenhill will not be entitled to a bonus unless the After-Tax Earnings, as defined in the Compensation Plan, for a Bonus Year exceed $100 million. If After-Tax Earnings exceed $100 million, Mr. Greenhill will be entitled to receive 2% of After-Tax Earnings from $49.75 million up to and including $750 million, 1.5% of After-Tax Earnings in excess of $750 million up to but not exceeding $1 billion, and 1% of After-Tax Earnings in excess of $1 billion."

--as to the difference between the Proposal's "performance metrics" and the "performance criteria" enumerated in the Company's 2011 Executive Performance Plan? As noted earlier, "Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate." If the Committee wishes to use any of the 21 performance criteria (which the Company also refers to as "objective performance measures", see Annex C, C-2) enumerated in the Company's Executive Performance Plan when submitting future equity compensation plans to shareholders it can do so. The difference would be that under the Proposal the Company would have to also specify a numerical formula and a payout schedule in addition to performance criteria. It should be noted that on page 2-2 and footnote 4 of the Company's Statement it argues that its 2011 Executive Performance Plan (attached as Enclosure 3) is "the Company's only executive compensation plan approved under Section 162(m) currently in effect." (Emphasis supplied.) The Proponents respectfully note that the 2011 Executive Performance Plan appears to be a cash plan (since no reference is made to any equity awards) and the 2012 meeting of the Company's shareholders approved an amendment to the 2009 Stock Incentive Plan to increase the number of authorized shares by 40 million. A copy of the 2009 Stock Incentive Plan is attached as Annex B to the 2012 Proxy Statement. Section 3. Definitions (page B-1) of that plan defines the "Committee" as being Board members who shall also qualify and remain qualified as outside directors as defined in Section 162(m) and a "Covered Employee" as defined in Section 162(m). Section 5, Participation (Page B-5) of that plan includes the provision that any supplement, amendment, restatement or alternative version to the Plan "taken with respect to a Covered Employee shall be taken in compliance with Section 162(m) of the Code." It would appear that the 2009 Stock Incentive Plan was approved under Section 162(m) two years before the 2011 Executive Performance Plan was adopted and is currently in effect. It is the 2009 Stock Incentive Plan that Proponents cite in their SUPPORTING STATEMENT to illustrate that it only requires that awards may be subject to and based upon the attainment of performance criteria as may be determined by the Committee. The Company's Statement claims in footnote 19, page 2-6, that the 2011 Executive Performance Plan applies to the 2009 Stock Incentive Plan although it admits in the footnote that the 2009 Stock Incentive Plan is not included in the list of compensation plans expressly cited in the 2011 Executive Performance Plan. Proponents read the 2009 Stock Incentive Plan as giving the Committee discretion to use the performance criteria in the 2011 Executive Performance Plan or any other performance criteria the Committee selects. The Proposal does not attempt to limit the Committee's selection of performance criteria—it simply requests that the performance criteria along with numerical formulas and payout schedules be disclosed to shareholders when they approve equity compensation plans.

--as to the difference of "numerical formulas" from "performance metrics?" As is obvious from the RESOLVED section numerical formulas and performance metrics have to be accompanied by a payout schedule. Just as obvious, a performance metric is the benchmark used to measure performance and a numerical formula is what is used to calculate a payout based on the performance metric. At the risk of being rudimentary, those terms will be inserted parenthetically into one of the examples cited in the SUPPORTING STATEMENT as an illustration: "If the Company's share price **(performance metric)** increases 10 percent over its Peer Group for a 36-month period **(numerical formula)**, the CEO shall receive a grant of 100,000 Company shares **(payout schedule)**." Although the Proponents feel such an obvious, rudimentary exercise as these parenthetical insertions is not necessary for either shareholders or the Company, it is willing to amend its SUPPORTING STATEMENT to insert them if the SEC feels it would be useful.

--whether the Proposal's reference to a "majority of awards to named executive officers" includes the Company's chief financial officer and covers both stock options and stock appreciation rights because persons who are a "named executive officer" under Item 402 of Regulation S-K of the Securities and Exchange Act of 1934 may not be a "covered employee" under Section 162(m). The clear purpose of the Proposal is to include awards to "named executive officers" who are receiving equity awards that are intended to qualify under Section 162(m). If individuals both satisfy the definition of "named executive officer" and receive awards intended to qualify under Section 162(m), they should be included under the Proposal. If they do not satisfy both, they should not be included.

The Company's Statement also argues (page 2-2) that the portion of the RESOLVED section which urges adoption of a policy requiring that "all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance" could "misleadingly suggest to a stockholder that the Company grants awards under a compensation plan approved under Section 162(m)" that do not "result from performance."

Nothing in the Proposal's RESOLVED section or its SUPPORTING STATEMENT implies, nor can it reasonably construed to imply, that awards do not result from performance. That awards are based on performance is a given. The issue is that under the Company's current plans there is no way for shareholders to know when they approve plans what awards will result from performance because they do not know "what criteria would be used to assess performance and in what way."

If the Company is concerned that shareholders will be confused on this, it should deal with it in its opposition statement in the 2013 Proxy Statement, not in a request for a no action letter.

B. The Proposal does not conflict with a management proposal.

The Company's Statement argues from pages 2-6 through 2-9 that the Proposal conflicts with a management proposal "it has not conclusively determined whether it will submit" (Emphasis supplied, page 2-8) to increase the number of shares available under the 2009 Stock Incentive Plan. This putative management proposal would not specify the quantifiable performance metrics, numerical formulas and payout schedules sought in the Proposal.

The Proponents respectfully submit that the SEC should require the Company to conclusively state if it is submitting such a proposal in order for it to rely on it as grounds for a request for a no-action letter. Otherwise, the SEC will be opening a floodgate for other firms to potentially abuse this issue by making false claims of intention to submit.

Even if the Company does confirm it intends to submit such a management proposal, the management proposal does not conflict with the Proposal. The precatory Proposal's RESOLVED section clearly and plainly states that the policy it is urging the Committee to adopt "should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect." If passed by shareholders, the management proposal would constitute "a compensation or benefit plan currently in effect" and thus be exempt from any policy that the Committee may develop after the meeting in response to the Proponent's precatory proposal.

The Proponents respectfully submit that the situation here is in accord with the SEC Staff's decision in *Verizon* (February 27, 2009), where the Staff did not concur in the Company's view that it could omit a shareholder proposal on grounds similar to those argued in this case. In 2009, Verizon argued that a shareholder proposal requesting adoption of a policy that would require shareholder approval for accelerated vesting of equity awards following death conflicted with a management proposal to approve its long-term incentive plan because the plan included a provision for the accelerated vesting of equity awards following death. Here the Proponents are seeking adoption of a policy to require that all equity compensation plans submitted to shareholders for approval under Section 162(m) specify the awards that will result from performance and the Company is considering submitting a plan that would not provide that specificity. The Staff denied Verizon no-action relief in the 2009 case and we respectfully request it likewise deny the current no-action request.

For the foregoing reasons, the Proponents submit that the relief sought in the Company's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Shirley J. Dropkin
Deputy Corporate Secretary and General Counsel, Corporate Governance
Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com


citi

December 21, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Trowel Trades S&P 500 Index Fund, The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, Miami Firefighters' Relief and Pension Fund, and The City of Philadelphia Public Employees Retirement System

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Trowel Trades S&P 500 Index Fund (the "Proponent") and by The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, Miami Firefighters' Relief and Pension Fund, and The City of Philadelphia Public Employees Retirement System (the "Co-Filers") for inclusion in the proxy statement and form of proxy (together, the "2013 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2013 annual meeting of stockholders. The Proponent's address is listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(9).

By copy of this letter and the attached material, the Company is notifying the Proponent and the Co-Filers of its intention to exclude the Proposal from its 2013 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2013 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Trowel Trades S&P 500 Index Fund
c/o Comerica Bank
MC 3466
P.O. Box 75000
Detroit, MI 48275

The Firefighters' Pension System of the City of Kansas City, Missouri, Trust
12th Floor, City Hall
414 East 12th Street
Kansas City, Missouri 64106

Miami Firefighters' Relief and Pension Fund
2980 N.W. South River Drive
Miami, FL 33125

The City of Philadelphia Public Employees Retirement System
Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

November 1, 2012
Sent Via Fax 212-793-5300 and mail

Mr. Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Weerasinghe:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Citigroup, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as lead filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132, McIntyre@bacweb.org., 617-650-4246.

Sincerely,



Sandra Miller
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

132

RESOLVED: Shareholders of Citigroup Inc. (the "Company") urge the Personnel and Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: The Company's 2012 advisory vote on executive compensation received support from only 45 percent of its shareholders. In our opinion, this shows a disconnect between executive pay and long term Company performance which warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Compensation Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Incentive Plan (Annex B to the 2012 Proxy Statement) does not disclose any specific metrics for performance based awards. The Plan only states that awards may be made subject to and based upon the attainment of performance criteria as may be determined by the Committee. [Par. 7 (e) Performance Criteria]

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate—although an Equilar study ("Measuring Long-Term Performance in 2011") found that 93% of S&P 500 companies use three or less. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between Company performance and specific awards --a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 5800
TWO MID AMERICA PLAZA, SUITE 516, OAKBROOK TERRACE, IL 60181

Beth C. Prohaska
Senior Vice President
National Director
Taft-Hartley Services

(630) 645-7371
bcprohaska@comerica.com

November 2, 2012

BY REGULAR MAIL AND EMAIL
rohan.weerasinghe@citi.com

Mr. Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Weerasinghe:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business November 1, 2012, the Fund held 65,791 shares of Citigroup, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 63,021 shares of your Company continuously since November 1, 2011. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 630-645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
Senior Vice President

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 6, 2012

Thomas McIntyre
International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132

RE: Trowel Trades S&P 500 Index Fund's Shareholder Proposal

Dear Mr. McIntyre:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Trowel Trades S&P 500 Index Fund for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance


MIAMI FIRE FIGHTERS' RELIEF & PENSION FUND

2980 N.W. South River Drive, Miami, Florida 33125-1146
(305) 633-3442 Fax (305) 633-3935
office@miami175.org

November 1, 2012
Sent Via Fax 212-793-5300 and mail

Mr. Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Weerasinghe:

In my capacity as administrator for the Board of the Miami Firefighters' Relief and Pension Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Citigroup, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as a co-sponsor. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Dan Givens
Administrator

RESOLVED: Shareholders of Citigroup Inc. (the "Company") urge the Personnel and Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: The Company's 2012 advisory vote on executive compensation received support from only 45 percent of its shareholders. In our opinion, this shows a disconnect between executive pay and long term Company performance which warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Compensation Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Incentive Plan (Annex B to the 2012 Proxy Statement) does not disclose any specific metrics for performance based awards. The Plan only states that awards may be made subject to and based upon the attainment of performance criteria as may be determined by the Committee. [Par. 7 (e) Performance Criteria]

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate—although an Equilar study ("Measuring Long-Term Performance in 2011") found that 93% of S&P 500 companies use three or less. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between Company performance and specific awards --a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.



STATE STREET.

Specialized Trust Services

STATE STREET BANK
Crown Colony Office Park
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169

facsimile +1 617 769 6695

www.statestreet.com



RECEIVED
NOV - 7 2012
ROHAN S. WEERASINGHE

November 2, 2012
Sent Via Fax 212-793-5300 and mail

Mr. Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Weerasinghe:

As custodian of the Miami Firefighters' Relief and Pension Fund, we are writing to report that as of the close of business November 1, 2012 the Fund held 14237 shares of Citigroup, Inc. ("Company") stock in our account at State Street and registered in its nominee name of Island Mile Co.. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 1 , 2011.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-985-7150

Sincerely,

Eileen Hayes
Vice President

Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 6, 2012

Miami Fire Fighters' Relief & Pension Fund
2980 N.W. South River Drive
Miami, FL 33125-1146
Attention: Dan Givens, Administrator

Dear Mr. Givens:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Miami Fire Fighters' Relief & Pension Fund for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

FRANCIS X. BIELLI
Executive Director

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7461
FAX (215) 496-3146

November 8, 2012
By 'mail and fax 212-793-5300

Mr. Rohan Weerasinghe
Corporate Secretary
Citigroup
399 Park Avenue
New York, NY 10043

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Weerasinghe:

In my capacity as the Executive Director of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Citigroup (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as a co-sponsor. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,



Francis X. Bielli
Executive Director

RESOLVED: Shareholders of Citigroup Inc. (the "Company") urge the Personnel and Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: The Company's 2012 advisory vote on executive compensation received support from only 45 percent of its shareholders. In our opinion, this shows a disconnect between executive pay and long term Company performance which warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Compensation Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Incentive Plan (Annex B to the 2012 Proxy Statement) does not disclose any specific metrics for performance based awards. The Plan only states that awards may be made subject to and based upon the attainment of performance criteria as may be determined by the Committee. [Par. 7 (e) Performance Criteria]

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate—although an Equilar study ("Measuring Long-Term Performance in 2011") found that 93% of S&P 500 companies use three or less. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between Company performance and specific awards --a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 9, 2012

Philadelphia Public Employees Retirement System
Two Penn Center Plaza
Sixteenth Floor
Philadelphia, PA 19102-1712
Attention: Francis X. Bielli

Dear Mr. Bielli:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Philadelphia Public Employees Retirement System for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Please note that you are required to provide Citigroup with a written statement from the record holder of Philadelphia Public Employees Retirement System's securities that Philadelphia Public Employees Retirement System has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance


STATE STREET.

Institutional Investor Services
Public Funds
Lafayette Corporate Center
2 Avenue de Lafayette
Boston, MA 02111-2900

November 23, 2012
Sent Via Mail and Email: rohan.weerasinghe@citi.com.


RECEIVED
NOV 26 2012
ROHAN S. WEERASINGHE

Mr. Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Weerasinghe:

State Street Bank was the custodian of The City of Philadelphia Public Employees Retirement System ("the Fund") during the November 14, 2011 through April 30, 2012 time period.

We are writing to report that as of close of business on November 14, 2011 The City of Philadelphia Public Employees Retirement System held 40,600 shares in Citigroup, Inc., in State Street Bank's account and registered in its nominee name of Benchboat +Co. The fund has held in excess of $2,000 worth of shares in your Company continuously since November 14, 2011 until the assets transferred to a new custodian on May 1, 2012. The Fund's new custodian will be sending you a separate verification letter for the post-April 30, 2012 time period.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (617) 664-9415.

Sincerely,

Laura A. Callahan
Assistant Vice President


CITY OF FOUNTAINS
HEART OF THE NATION
KANSAS CITY
MISSOURI

Human Resources Department

The Firefighters' Pension System

12th Floor, City Hall
414 East 12th Street
Kansas City, Missouri 64106

(816) 513-1928
Fax: (816) 513-1280


RECEIVED
NOV -7 2012
6
ROHAN S. WEERASINGHE


RECEIVED
NOV - 6 2012
ROHAN S. WEERASINGHE

October 31, 2012
Sent Via Fax 212-793-5300 and mail

Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr Weerasinghe:

In my capacity as Secretary of the Board of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Citigroup, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting) as a co-sponsor. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,



Richard G. Boersma
Secretary

RESOLVED: Shareholders of Citigroup Inc. (the "Company") urge the Personnel and Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: The Company's 2012 advisory vote on executive compensation received support from only 45 percent of its shareholders. In our opinion, this shows a disconnect between executive pay and long term Company performance which warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Compensation Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Incentive Plan (Annex B to the 2012 Proxy Statement) does not disclose any specific metrics for performance based awards. The Plan only states that awards may be made subject to and based upon the attainment of performance criteria as may be determined by the Committee. [Par. 7 (e) Performance Criteria]

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate—although an Equilar study ("Measuring Long-Term Performance in 2011") found that 93% of S&P 500 companies use three or less. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between Company performance and specific awards --a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust


RECEIVED
NOV - 8 2012
ROHAN S. WEERASINGHE

November 1, 2012
Sent Via Fax 212-793-5300 and mail



Mr. Michael Helfer
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Helfer:

As custodian of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust , we are writing to report that as of the close of business 10.31.2012 the Fund held 110.00 shares of Citigroup, Inc. ("Company") stock in our account at The Northern Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since 10.31.2011.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 312-557-4049.

Sincerely,

Claudiu Besoaga
Account Manager
The Northern Trust Company

Deputy Corporate Secretary
and General Counsel,
Corporate Governance

425 Park Avenue
2nd Floor
New York, NY 10022

F 212 793 7600
dropkins@citi.com



VIA UPS

November 6, 2012

The Firefighters' Pension System of the City of Kansas City
12th Floor, City Hall
414 East 12th Street
Kansas City, MO 64106
Attention: Richard G. Boersma, Secretary

Dear Mr. Boersma:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Firefighters' Pension System of the City of Kansas City for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal would urge that the Personnel and Compensation Committee of the Board of Directors (the "Committee") adopt a policy requiring that "all equity compensation plans submitted to the shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance." The Proposal would also urge that this policy "require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules . . . for at least a majority of awards to the named executive officers."[1] The Proposal and the full supporting statement are attached hereto.

The Company believes that it may exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(9).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS VAGUE AND MISLEADING.

The Proposal is misleading. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.[2] The Proposal urges that the Committee adopt a policy requiring that "all equity compensation plans submitted to

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1 The proposal reads as follows:

> RESOLVED: Shareholders of Citigroup Inc. (the "Company") urge the Personnel and Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy would be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

2 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance." This sentence could misleadingly suggest to a stockholder that the Company grants awards under a compensation plan approved under Section 162(m) of the Internal Revenue Code ("Section 162(m)") that do not "result from performance," even though, under Section 162(m), any such compensation is expressly required to be paid "solely on account of the attainment of performance goals."[3] Consistent with this statutory requirement, the 2011 Citigroup Executive Performance Plan (attached hereto as Enclosure 3, the "Executive Performance Plan"), which is the Company's only executive compensation plan approved under Section 162(m) currently in effect, requires all awards made under that plan to be "contingent upon the achievement of the relevant performance goals established by the Committee ("Performance Goals") for such Performance Period." Because the first sentence of the Proposal is a confused tautology, the Company's stockholders might vote on the Proposal laboring under a material misunderstanding of the Company's current executive compensation regime.[4]

The Proposal is vague. The Company may also exclude the Proposal because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[5] The Staff has concurred that proposals may be excluded when

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3 Section 162(m) generally prohibits a public corporation from claiming a tax deduction for any compensation in excess of $1 million paid to a "covered employee" in a given tax year. 26 U.S.C. § 162(m). Section 162(m), however, permits a public corporation to claim a tax deduction for such compensation if certain conditions are met, including a requirement that the compensation must be paid "solely on account of the attainment of performance goals" and the "material terms" under which the compensation is to be paid are disclosed to and approved by the corporation's stockholders. *Id.* Thus, by definition, any compensation plan submitted to the Company's stockholders under Section 162(m) must provide that all awards made under the plan are made "solely on account of performance goals," or, to use the Proposal's terms "result from performance."

4 The Proposal's supporting statement adds to the confusion regarding the requirements and mechanics of Section 162(m) by implying that the Company's 2009 Stock Incentive Plan is an executive compensation plan approved under Section 162(m). It is not. The supporting statement, as support for the proposition that that the stockholders should approve "quantifiable performance metrics," notes that the Company's 2009 Stock Incentive Plan "does not disclose any specific metrics for performance based awards" and "only states that awards may be made subject to and based upon the attainment of performance criteria as may be determined by the Committee." The Executive Performance Plan, which the stockholders have approved under Section 162(m), enumerates specific performance goals that awards made under that plan must be based upon. Thus, the Proposal is also misleading in (1) its characterization of the Company's 2009 Stock Incentive Plan and (2) its suggestion that the stockholders have not in fact approved performance goals as required by Section 162(m).

5 *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). *See Bank of America Corp.* (avail. Feb. 22, 2010) *and Citigroup Inc.* (avail. Feb. 22, 2010) (both permitting exclusion of "vague and indefinite" proposals that called for establishment of a committee to review issues of "US economic security"); *Bank of America Corp.* (avail. Feb. 25, 2008) (permitting exclusion of a vague proposal regarding a moratorium on certain financing and investment activities); *Alcoa Inc.* (avail. Dec. 24, 2002) (permitting exclusion, on vagueness grounds, of a proposal requesting that a company commit to "full implementation of these human rights standards" without specifically identifying the standards).

particular key phrases in the proposal are not sufficiently explained.[6] More specifically, although the Proposal asks for stockholder approval of certain aspects of executive compensation, it is not clear what aspects of executive compensation the Proponent desires be approved by the stockholders or how the Proposal, if implemented, would operate in practice.

- Should the actual executive compensation awards be approved by the stockholders ("all equity compensation plans submitted to shareholders for approval under Section 162(m) . . . will specify the awards that will result from performance"), or should the stockholders merely approve performance standards without approving specific awards to specific executives ("shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules")? The Proposal is not clear.

- How would the provision authorizing the Committee to "adjust the performance standards and resubmit them for shareholder ratification" operate in practice? Does the reference to "shareholder ratification" mean that the Committee could adjust the performance standards for awards that have already been made or does this provision only apply prospectively, to future awards under the applicable compensation plan?

- What are "quantifiable performance metrics, numerical formulas and payout schedules"? The Proposal fails to define these key operative phrases and offers no guidance as to their meaning.

- What is the difference between the Proposal's term "performance metrics" and the "performance criteria" enumerated in the Executive Performance Plan and which have already been approved by the stockholders?

- How do "numerical formulas" differ from "performance metrics"? The Proposal requires stockholder approval of *both* "performance metrics" *and* "numerical formulas," but does not explain the difference between these terms or how "numerical formulas" would interact with "performance metrics."

The Proposal's reference to "a majority of awards" is also vague. The Proposal is also confusingly vague and therefore may be excluded under Rule 14a-8(i)(3) because it is not clear which officers the Proposal applies to and, accordingly, the Company is unable to determine how to calculate "a majority of awards to the named executive officers." More specifically, it is not clear whether this calculation should or should not include awards to the Company's chief financial officer, because, although this phrase refers to the Company's "named executive officers" under Item 402 of Regulation S-K of the Securities and Exchange Act of 1934 ("Item 402")—i.e., its principal executive officer ("PEO"), principal financial officer

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6 *See The Boeing Co.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *PetSmart, Inc.* (avail. Apr. 12, 2010) (concurring that a proposal was vague and indefinite because it did not "sufficiently explain the meaning of 'the law'"); *Amazon.com, Inc.* (avail. Apr. 7, 2010) (concurring that a proposal was vague and indefinite because "it is not clear what 'rights' the proposal intends to regulate").

("PFO") and its three most highly compensated officers other than its PEO and PFO[7]—the immediately preceding sentence of the Proposal calls for a policy regarding equity compensation plans approved under Section 162(m) relating to the tax deductibility of compensation paid to certain "covered employees," which do not include a company's principal financial officer[8]. In other words, a company's chief financial officer is a "named executive officer" under Item 402, but is not a "covered employee" under Section 162(m). As such, it is not clear whether awards to the Company's CFO should be included in calculating a "majority of awards to the named executive officers" and, accordingly, if the Proposal were adopted, the Company would be unable to determine if the proposal's requirement that the stockholder's approve a "majority of awards" to certain officers has been satisfied.[9]

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7 17 C.F.R. § 229.402(a)(3).

8 The first sentence of the Proposal calls for a policy regarding "all equity compensation plans submitted to shareholders for approval under *Section 162(m) of the Internal Revenue Code*." (Emphasis added.) Therefore, under a reasonable reading of the Proposal, to calculate "a majority of awards to the named executive officers" the Company would look to awards made to executive officers covered by Section 162(m). Section 162(m) defines "covered employees" as (1) a company's "chief executive officer" and (2) the company's three most highly compensated employees other than its chief executive officer and chief financial officer. 26 U.S.C. § 162(m) (defining "covered employee" as a company's "chief executive officer" and any other employee if "the total compensation of such employee for the taxable year is required to be reported to shareholders under the Securities Exchange Act of 1934 by reason of such employee being among the 4 highest compensated officers for the taxable year (other than the chief executive officer)"); I.R.S. Notice 2007-49 (noting that because of amendments to the rules regarding the disclosure of executive compensation promulgated under the Securities Exchange Act of 1934, the IRS would interpret the term "covered employee" as used in Section 162(m) to mean a company's chief executive officer and any other employee "if the total compensation of such employee for that taxable year is required to be reported to shareholders under the Exchange Act by reason of such employee being among the 3 highest compensated officers for the taxable year (other than the principal executive officer or the principal financial officer)").

9 The Company recognizes that the Staff has generally not agreed with the argument that terms like "senior executives" render a proposal excludable on vagueness grounds. The Proposal is, however, distinguishable from such proposals because, if implemented, the Proposal would require the Company to calculate a "majority of awards" with respect to certain officers, plainly requiring that the Company be able to identify that group of officers with certainty. The Proposal, rather than merely not defining a term like "senior executives," explicitly focuses on two well-known federal regulations each of which applies to a different group of officers and would, thus, make it impossible to determine how to calculate a "majority of awards" to such officers. *Cf. Mylan Inc.* (avail. Mar. 12, 2010) (stating that the Staff was unable to concur that a proposal could be excluded under Rule 14a-8(i)(3) where the company argued that the phrase "senior executives" was vague and ambiguous). The Proposal is also distinguishable from letters like *JPMorgan Chase & Co.* (avail. Mar. 9, 2009) where the Staff did not concur that a proposal urging that a company adopt changes to its Section 162(m) plan "as applied to senior executives" could be excluded on vagueness grounds under Rule 14a-8(i)(3), even though the supporting statement in *JPMorgan* also referred to the "named executive officers." In the *JPMorgan* letter there was no ambiguity in the proposal itself and the supporting statement, while tangentially discussing the compensation of the named executive officers as support for the merit of the proposal, did not introduce any ambiguity into the actions that would be required to implement the proposal. In contrast, if implemented, the Proponent's Proposal requests a policy requiring the Company to make a single mathematical calculation with respect to certain officers and, at times, explicitly indicates that these officers are the Company's named executive officers under Item 402 while, at other times, explicitly indicates that these officers are the different set of officers that qualify as covered employees by Section 162(m).

The lack of identity between Section 162(m)'s "covered employees" and Item 402's "named executive officers" does not end there. For example, "covered employees" under Section 162(m) are identified by looking to the individuals who meet that Section's criteria at year-end.[10] Item 402 is potentially broader and requires disclosure of the compensation of (i) any individual serving as, or acting in a capacity similar to, a company's PEO at any time during the year, (ii) any individual serving as, or acting in a capacity similar to, a company's PFO at any time during the year and (iii) up to two additional individuals who would have been among a company's three most highly compensated officers had then been serving as an officer at the end of the year.[11] Thus, in addition to the lack of clarity regarding whether the Company's CFO should be included in calculating a "majority of awards to the named executive officers," changes in the Company's senior leadership team over the course of the year could lead to further confusion regarding how to implement the Proposal by introducing additional officers whose compensation would be required to be disclosed under Item 402, but who would not qualify as "covered employees" under Section 162(m).

It is unclear if the Proposal would apply to stock options and stock appreciation rights. The Proposal's focus on Section 162(m) in some places and on Item 402's "named executive officers" in other places also makes it unclear if the Proposal would apply to stock options and stock appreciation rights. Item 402's disclosure requirement applies to "all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers," i.e., it includes disclosure of stock options and stock appreciation rights.[12] On the other hand, so long as certain conditions are met, under the Internal Revenue Code stock options and stock appreciation rights are deemed to qualify as "performance-based compensation" under Section 162(m) without having to meet the typical criteria of "performance-based compensation."[13] Accordingly, because Item 402 generally requires disclosure of awards of stock options and stock appreciation rights to named executive officers, but such compensation is typically tax deductible under Section 162(m) even if it does not meet Section 162(m)'s normal criteria of "performance-based compensation," neither the Company nor its stockholders can determine whether the Proposal's stockholder approval requirement would apply to such awards.

For all of the foregoing reasons, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and misleading.

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10 26 U.S.C. § 162(m)(3).

11 17 C.F.R. § 229.402(a)(3).

12 17 C.F.R. § 229.402(a)(2).

13 26 C.F.R. § 1.162-27(e)(2)(vi) ("Compensation attributable to a stock option or a stock appreciation right is deemed to satisfy the requirements of this paragraph (e)(2) if the grant or award is made by the compensation committee; the plan under which the option or right is granted states the maximum number of shares with respect to which options or rights may be granted during a specified period to any employee; and, under the terms of the option or right, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the grant or award.").

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT DIRECTLY CONFLICTS WITH ONE OF THE COMPANY'S OWN PROPOSALS THAT IT CURRENTLY INTENDS TO SUBMIT AT THE 2013 ANNUAL MEETING.

Under Rule 14a-8(i)(9), the Company may omit a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As the Commission has noted, the company's proposal and the stockholder's proposal need not be "identical in scope or focus" in order to omit a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(9).[14] Rather, the Staff has determined that a stockholder proposal may be omitted on this basis where the stockholder proposal and the company proposal present alternative and conflicting decisions for stockholders and submitting both proposals for a stockholder vote could provide inconsistent and ambiguous results.[15]

The Company's Proposal. Under the Company's Executive Performance Plan, awards can only be made on the basis of achieving certain "performance goals" established for specific "performance periods" that generally correspond to the calendar year.[16] Within 90 days of the beginning of each performance period, the Committee establishes the performance goals and the amount of awards that an officer can earn for the achievement of those goals.[17] Consistent with Section 162(m), this regime grants the Committee wide discretion to establish appropriate performance goals based upon a broad range of criteria previously approved by the Company's stockholders.[18]

Awards made under the Executive Performance Plan may be made in the form of, among other things, equity awards made under the Company's 2009 Stock Incentive Plan.[19] Consistent with the Company's historic practice, at the 2013 annual meeting, the Company

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14 *See* Exchange Act Release No. 40018, n.27 (May 21, 1998).

15 *See Becton, Dickinson and Company* (avail. Nov. 12, 2009).

16 2011 Citigroup Executive Performance Plan, at § 4.03.

17 *Id.* at § 4.02.

18 *Id.* (authorizing performance goals to be based upon one or more of the following performance measures: revenue, revenue or product growth, net income, earnings, earnings per share, stockholders' equity or return on stockholders' equity, assets or return on assets, return on risk adjusted assets, capital or return on capital, return on risk capital, book value or book value per share, economic value added models, operating income, pre- or after-tax income, expenses or reengineering savings, margins, cash flow or cash flow per share, stock price, total shareholder return, market share, debt reduction and regulatory achievements).

19 *Id.* at § 6.02. Section 6.02 of the Executive Performance Plan provides that awards "shall be made in any form permitted (i) under the Citi Discretionary Incentive and Retention Plan, restated effective January 1, 2010, or any successor or future similar plans, or (ii) any long-term incentive award plan adopted by the Company including without limitation the Citigroup Inc. 2010 Key Employee Profit Sharing Plan and the Citigroup Inc. Key Risk Employee Plan." Each of these plans, or their respective successor plan, authorizes granting equity awards in the form of, *inter alia*, equity awards made under the Company's 2009 Stock Incentive Plan.

currently intends to submit a proposal to its stockholders that would increase the number of shares of the Company's common stock available to be granted under the Stock Incentive Plan.[20] This increase would ensure that the Company will be able to continue its current practice of delivering a substantial portion of incentive pay to its executives in the form of common stock, keeping with the Company's compensation philosophy that awarding common equity is an effective method of aligning executive and stockholder interests. The increase to the shares available for grant under the Stock Incentive Plan would also increase the shares available to be awarded under the Executive Performance Plan. The Company will promptly notify the Staff upon making its final decision regarding whether it will submit its proposal to amend the Stock Incentive Plan at its 2013 annual meeting.

The Proponent's proposal would directly conflict with the Company's proposal. The Proposal requests a policy requiring stockholder approval of specific "quantifiable performance metrics, numerical formulas and payout schedules." This policy would plainly grant the Committee less discretion in establishing appropriate criteria for making awards to executive officers than is currently provided by the Executive Performance Plan. Under the Company's proposal to increase the number of shares available for grant under the Stock Incentive Plan, the stockholders would also in effect be asked to increase the number of shares available for grants under the Executive Performance Plan, which provides the Committee with wide discretion to identify appropriate performance goals on an annual basis within certain stockholder approved parameters. On the other hand, the Proponent's proposal would urge that the stockholders adopt a policy that would implement a directly conflicting regime regarding executive compensation that would require advance stockholder approval of specific "performance metrics, numerical formulas and payout schedules." Thus, the Company's proposal, implicitly endorsing and reaffirming the Committee's broad discretion under the Executive Performance Plan, and the Proponent's proposal, explicitly depriving the Committee of such discretion, would directly conflict as to one of the most basic features of an executive compensation plan.

The Staff has concurred with the exclusion of stockholder proposals that seek to place restrictions on incentive awards to senior executives when management proposes to present its own proposal granting a company more flexibility in making awards. For example, in *Goodrich Corporation* (avail. Jan. 27, 2004), the Staff concurred in the exclusion under Rule 14a-8(i)(9) of a proposal that requested that the company's compensation committee, "in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options."[21] The company had argued that the

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[20] *See* Citigroup Inc., Schedule 14A (filed Mar. 8, 2012) ("Since 2009, [the Company's] practice has been to seek stockholder approval for additional shares under the plan on an annual basis . . . ."; proposal to increase the number of shares available under the Stock Incentive Plan by 40 million); Citigroup Inc., Schedule 14A (filed Mar. 10, 2011) (proposal to increase the number of shares available under the Stock Incentive Plan by 400 million); Citigroup Inc., Schedule 14A (filed Mar. 12, 2010) (proposal to increase the number of shares available under the Stock Incentive Plan by 800 million).

[21] *See also The Charles Schwab Corporation* (avail. Feb. 19, 2010) (concurring in the exclusion of a proposal on Rule 14a-8(i)(9) grounds where the proposal would have provided that awards under an executive compensation plan would not be paid in full for three years after the relevant performance period and the company intended to submit an executive compensation plan for stockholder approval that provided that

proponent's proposal conflicted with a company proposal that would, among other things, increase the number of shares available for issuance pursuant to stock options granted under the company's option plan in which, like the Company's Stock Incentive Plan, all the company's employees were generally eligible to participate.[22]

The Company notes that it has not conclusively determined whether it will submit its own proposal to its stockholders. The Staff has previously concurred that even in such a case, a company may exclude a stockholder proposal in the event that the company chooses to include its own conflicting proposal in its proxy materials. *SBC Communications, Inc.* (avail. Jan. 15,

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awards were to be paid between January 1st and March 15th of the calendar year immediately following the fiscal year on which the award was based); *Abercrombie & Fitch* (avail. May 2, 2005) (concurring that, under Rule 14a-8(i)(9), the company could exclude a proposal requesting that the company adopt a policy requiring that stock options be performance-based in light of a company proposed plan authorizing time-based stock options).

22 The Proposal is distinguishable from prior proposals that the Staff concluded could not be excluded under Rule 14a-8(i)(9) that arguably imposed greater restrictions on a committee's authority with respect to executive compensation than were imposed by a company proposal. *See, e.g., Cox Communications, Inc.* (avail. Mar. 10, 2003) (declining to concur that a stockholder proposal conflicted with a company proposal where the stockholder proposal would have required stock option grants to senior executives to meet certain specific performance criteria and the company proposal would have permitted the compensation committee greater leeway to identify appropriate performance criteria). Both proposals presented by the *Cox Communications* letter could be simultaneously implemented, because the committee could implement the company proposal and award performance-based compensation so long as it did so along the parameters approved in the stockholder proposal. In contrast, the Proposal currently at issue would establish an overarching executive compensation regime requiring that the Company go back to stockholders after the 2013 meeting to approve awards to certain executives. The Proposal would therefore fundamentally differ from the executive compensation system contemplated by, and that the stockholders would be reaffirming by voting for, the Company's proposal, where no further authorization of stockholders is required to award grants to executives.

Similarly, Staff decisions in letters like *Verizon Communications Inc.* (avail. Feb. 27, 2009) where the Staff did not agree that the proposal could be excluded under Rule 14a-8(i)(9) are inapposite to the Proposal. In *Verizon Communications*, the proposal would have required stockholder approval of executive compensation agreements that obligated the company to make payments, grants or awards following the death of a senior executive. The company had argued, but the Staff did not agree, that the stockholder's proposal conflicted with a company proposal to approve an equity compensation plan that granted the compensation committee discretion to determine the timing of the awards. In contrast with *Verizon Communications* where the purported "conflict" between the proposals related to a peripheral aspect of the equity awards, the Proposal, as discussed above, requests a policy differing on a core element from the executive compensation plan contemplated by the Company's proposal and, thus, the two proposals directly conflict.

Furthermore, in other instances, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(9) where the company could theoretically have implemented a stockholder proposal without a conflict with a company proposal, but where an affirmative vote on both proposals would, as in the instant case, nevertheless provide inconsistent results. *See, e.g., AOL Time Warner, Inc.* (avail. Mar. 3, 2003) (concurring in the exclusion under Rule 14a-8(i)(9) of a proposal that would prohibit making future grants of stock options to senior executives where a company plan to be submitted to the stockholders would permit granting stock options to all employees, including senior executives, even though the proponent argued that there was no conflict between the proposals because, under the company proposed plan, the company would have the discretion—but was not required—to grant stock options to senior executives).

1997) ("There appears to be some basis for your view that the proposal may be excluded pursuant to [the predecessor to Rule 14a-8(i)(9)] if the Company decides to include its proposal for a new employee stock savings program in its proxy materials."). Consistent with this precedent, in *AT&T Inc.* (avail. Feb. 23, 2007) the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(9) even though the company was unsure if it would submit the company proposal at the time it submitted its initial no-action request, but subsequently confirmed that the company would submit its proposal to stockholders. The Company will promptly notify the Staff upon making its final decision regarding whether it will submit its proposal to amend the Stock Incentive Plan at its 2013 annual meeting.

Accordingly, because the Proposal would directly conflict with a proposal that the Company currently intends to submit to the stockholders at its 2013 meeting, it may be excluded pursuant to Rule 14a-8(i)(9).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-8(i)(9) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

6745176

ENCLOSURE 3

2011 CITIGROUP EXECUTIVE PERFORMANCE PLAN

ANNEX C

2011 CITIGROUP EXECUTIVE PERFORMANCE PLAN

1. *Purpose.* The purpose of the 2011 Citigroup Executive Performance Plan (the "Plan") of Citigroup Inc. (the "Company") is to promote the interests of stockholders by (i) incentivizing officers and other key executives to contribute to the Company's long-term profitability, thereby aligning the executives' interests with those of the Company's stockholders and other stakeholders; (ii) motivating officers and key executives by means of performance-related incentives that are appropriately balanced to avoid incentives for executives to take unnecessary and excessive risks; and (iii) attracting and retaining officers and key executives of outstanding ability by providing competitive incentive compensation opportunities.

2. *Administration.* The Plan shall be administered by the Personnel and Compensation Committee (the "Committee") of the Board of Directors of the Company. A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present, or acts approved in writing by a majority of the Committee without a meeting, shall be the acts of the Committee.

Subject to the express provisions of the Plan, the Committee shall have authority to:

(i) select the employees who will participate in the Plan (the "Participants");

(ii) determine the amounts of the awards ("Awards") to be made under the Plan, as described in Section 4; and

(iii) establish from time to time regulations for the administration of the Plan, interpret the Plan, and make all determinations deemed necessary or advisable for the administration of the Plan, which interpretations and determinations shall be final, binding and conclusive on all persons.

3. *Participation.* Participants in the Plan shall be selected for each calendar year (each such year a "Plan Year") from those executive employees of the Company who are, or are expected to be, "covered employees" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), executive officers subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, or who are otherwise selected by the Committee to participate in the Plan. No employee shall at any time have a right to be selected as a Participant in the Plan for any Plan Year, or to be entitled automatically to an Award, or, having been selected as a Participant for one Plan Year, to be a Participant in any other Plan Year.

4. *Awards, Performance Goals and Performance Periods.*

SECTION 4.01. *Awards.* Awards may be earned by Participants for a specified performance period (a "Performance Period") determined in accordance with Section 4.03; provided, however, that (i) the making of any Award under the Plan shall be contingent upon the achievement of the relevant performance goals established by the Committee ("Performance Goals") for such Performance Period (ii) no Award may exceed the amount established by the Committee for the actual level of performance attained.

SECTION 4.02. *Performance Goals.*

(a) *Performance Goals.* Within 90 days after the commencement of a Performance Period or, if earlier, before 25 percent of such Performance Period elapses, the Committee shall establish for such Performance Period the Performance Goals and the amounts of Awards that may be earned by Participants upon their level of achievement, which may be expressed as percentages of an incentive pool or other measure prescribed by the Committee. Performance Goals may be based upon one or more of the following objective performance measures (the "Performance Criteria") and expressed in either, or a combination of, absolute or relative values or a percentage of: revenue, revenue or product growth, net income (pre- or after-tax), earnings, earnings per share, stockholders' equity or return on stockholders' equity, assets or return on assets, return on risk-adjusted assets, capital or return on capital, return on risk capital, book value or book value per share, economic value added models or equivalent metrics, operating income, pre- or after-tax income, expenses or reengineering savings, margins, cash flow or cash flow per share, stock price, total shareholder return, market share, debt reduction, or regulatory achievements. Performance Goals based on such Performance Criteria may be based on the performance of the Company, any of its affiliates, any branch, department, business unit or other portion of the Company or any of its affiliates under such measure for the Performance Period and/or upon a comparison of such performance with the performance of a peer group of companies, prior Performance Periods or other measures selected or defined by the Committee at the time of establishment of such Performance Goals.

(b) *Calculation.* When the Committee establishes Performance Goals, the Committee shall also specify the manner in which the level of achievement of such Performance Goals shall be calculated and, if applicable, the relevant weighting assigned to such Performance Goal. To the extent permitted under Section 162(m) of the Code, in measuring the achievement of a Performance Goal, the Committee may include or exclude unrealized investment gains and losses, extraordinary, unusual or non-recurring items, asset write-downs, the effects of accounting, tax or legal changes, currency fluctuations, mergers and acquisitions, reserve-strengthening and other non-operating items. The Performance Goals shall also reflect appropriate adjustments for risk balancing features.

SECTION 4.03. *Performance Periods.* Unless otherwise determined by the Committee, each Performance Period shall commence on the first day of a Plan Year and end on the last day of such Plan Year. The Committee may establish longer Performance Periods, including multi-year Performance Periods, and the Committee may also establish shorter Performance Periods for individuals who are hired or become eligible to participate in the Plan after the commencement of a Performance Period. Unless otherwise determined by the Committee, the first Performance Period under the Plan shall commence on January 1, 2011 and end on December 31, 2011.

SECTION 4.04. *Discretion.* The Committee shall have no discretion to increase the amount of any Award that would otherwise be payable to a Participant upon attainment of the Performance Goals applicable to a Performance Period, or otherwise modify such Performance Goals, but the Committee may in its discretion reduce the amount or cancel such Award; provided, however, that the exercise of such negative discretion shall not be permitted to result in any increase in the amount of any Award payable to any other Participant.

SECTION 4.05. *Determination of Award.* The amount of a Participant's Award for a Plan Year, if any, shall be determined by the Committee or its delegate in accordance with the level of achievement of the applicable Performance Goals and the other terms of the Plan. Prior to the making of any Awards hereunder, the Committee shall determine and certify in writing the extent to which the Performance Goals and other material terms of the Plan were satisfied.

SECTION 4.06. *Maximum Award.* Notwithstanding any other provision of the Plan, the maximum amount payable to a Participant under the Plan for any Plan Year shall be 0.2% of (i) the amount of income (loss) from continuing operations before income taxes of the Company minus (ii) the amount of income (loss) from continuing operations before income taxes of Citi Holdings, in each case as reported for such Plan Year in the Quarterly Financial Data Supplement that is filed as an exhibit to Citigroup's Form 8-K reporting the results of operations for the last fiscal quarter of such Plan Year (the "Participant Limit"). In the case of an Award for a multi-year Performance Period, the Participant Limit will be measured by allocating the Award to each Plan Year (or portion thereof) within the Performance Period based upon the Performance Goals properly allocated to each Plan Year. The amount payable with respect to an Award for any Plan Year shall be measured for such Plan Year, regardless of the fact that the Award may be made in a later year. The limitation in this section shall be interpreted and applied in a manner consistent with Section 162(m) of the Code.

5. *Termination of Employment.*

Unless otherwise determined by the Committee in accordance with the requirements of Section 162(m) of the Code, if a Participant's employment or service with the Company and all of its subsidiaries and affiliates terminates for any reason prior to the date the Committee certifies in accordance with Section 4.05 that the Performance Goals and other material terms of the Plan were satisfied for a Performance Period, the Participant's Award, and all rights of the Participant to such Award for such Performance Period, will be canceled.

6. *Making of Awards to Participants.*

SECTION 6.01. *Making of Awards.* Unless the Committee determines otherwise, an Award for a Performance Period shall be granted to a Participant during the 2-1/2 month period following the end of the year in which the Performance Period ends.

SECTION 6.02. *Form of Award.* Awards shall be made in any form permitted (i) under the Citi Discretionary Incentive and Retention Plan, restated effective January 1, 2010, or any successor or future similar plans, or (ii) any long-term incentive award plan adopted by the Company including without limitation the Citigroup Inc. 2010 Key Employee Profit Sharing Plan and the Citigroup Inc. Key Risk Employee Plan. Subject to the terms of the Plan and Section 162(m) of the Code, the Committee shall have full discretion to determine the form, terms and conditions of any Award, which may include without limitation performance-vesting conditions and clawback provisions.

SECTION 6.03. *Tax Withholding.* All Awards shall be subject to tax withholding to the extent required by applicable law.

7. *Forfeiture; Recovery.* An Award will be canceled or forfeited or subject to recovery by the Company if (i) the Committee determines that a Participant (A) received an Award based on materially inaccurate financial statements (which includes, but is not limited to, statements of earnings, revenues, or gains) or any other materially inaccurate performance metric criteria, (B) knowingly engaged in providing inaccurate information (including knowingly failing to timely correct inaccurate information) relating to financial statements or performance metrics, or (C) materially violated any risk limits established or revised by senior management, a business head and/or risk management, or any balance sheet or working or regulatory capital guidance provided by a business head, or (ii) a Participant's employment is terminated on account of misconduct (as defined below). For purposes of the Plan, "misconduct" means a Participant's engaging in any conduct that (i) is in competition with the Company's business operations, (ii) that breaches any obligation that such Participant owes to the Company or such Participant's duty of loyalty to the Company, (iii) is materially injurious to the Company, monetarily or otherwise, or (iv) is otherwise determined by the Committee, in its sole discretion, to constitute misconduct. Notwithstanding the foregoing, the Committee may in its discretion impose other forfeiture or recovery conditions on any Award paid in accordance with the terms of the Plan.

8. *No Assignments and Transfers.* A Participant shall not assign, encumber or transfer his or her rights and interests under the Plan and any attempt to do so shall render those rights and interests null and void.

9. *No Rights to Awards or Employment.* No employee of the Company or any of its affiliates or any other person shall have any claim or right to be granted an Award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or its affiliates.

10. *Amendment or Termination.* The Committee may amend, suspend or terminate the Plan or any portion thereof at any time, provided that any such action complies with the requirements of Section 162(m) of the Code.

11. *Section 162(m).* The Company intends that the Plan and Awards granted under the Plan will satisfy the applicable requirements of Section 162(m) of the Code. Any provision of the Plan, and any interpretation or determination under the Plan by the Committee, which is inconsistent with this intent, shall be disregarded.

12. *Effective Date.* The Plan shall be effective as of January 1, 2011, provided that the Plan is approved by stockholders of the Company prior to the payment of any Award hereunder.

13. *Term.* The Plan shall commence on the date specified herein, and subject to Section 10 (regarding the Committee's right to amend, suspend or terminate the Plan), shall remain in effect thereafter. As long as the Plan remains in effect, it shall be resubmitted to stockholders at least every five years as required by Section 162(m) of the Code.

14. *Governing Law; Arbitration.* The Plan shall be subject to and construed in accordance with the laws of the State of New York, without regard to any conflicts or choice of law rule or principle that might otherwise refer the interpretation of the Award to the substantive law of another jurisdiction. All disputes under the Plan shall be subject to final and binding arbitration in accordance with the Company's arbitration policy.